Ex Parte MEMO

Anthony Ramos, Filer Support Specialist
OTC 251, Inc.
40 Wall Street
Suite 2899
New York, NY 10005
347-994-9960
tony@otc251.com

VIA EMAIL

To: Katherine Bagley, Analyst
United States Securities & Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

From: Anthony Ramos, File Support Specialist for R.E.I.C. Holdings, Inc.

Reviewed for submission by:
Vic Devlaeminck, Attorney/CPA
Project Reg. A+ Reviewing Attorney for R.E.I.C. Holdings, Inc.

Date: July 18, 2024

Re: S.E.C. File No. 024-12459 / S.E.C. CIK # 0001372184

_____

Ms. Bagley:

Thank you for the opportunity of responding to yours of July 10, 2024 on the above-captioned.

I.

INTRODUCTION

In *In the Matter of NEW YOU, INC.,* Admin. Proc. File No. 3-21-21468

(hereinafter, the Order), pursuant to the Securities Exchange Act of 1934,

the United States Securities and Exchange Commission (S.E.C.), in

proceedings pursuant to Rule 12(j), held, and so ordered (hereinafter, the

Order)that it is in the public interest to revoke the registration of the

company's securities.

    The Order speaks only to the "Company," and not to any individuals.

    On July 10, 2024, upon an allegation that the revocation applies to

the recently filed Form 1-A on the reinstated file, the S.E.C. provided a

letter (hereinafter, the Letter) on the issue and inviting this reply.

II.

STATEMENT OF THE FACTS

    At the time of the S.E.C. revocation of the securities, the governing

State law authority of the Company, Nevada, had already revoked the

authority of the company to do business in that State.

    Both revocations were on the grounds of simple failure to maintain

current the records of the 'company.'

The S.E.C. lacks the authority to revoke a company's corporate status, something within the province of the States.

As a result, the revocation of securities, as shown in the order must, of a necessity, relate to the actions or inactions of the Issuer of the securities.

The evidence presented here will show that neither the Issuer, nor the securities which are subject to the revocation have survived the reinstatement, as opposed to the renewal of the company under Nevada corporations statutes.

For these reasons, the Rules cited in the letter of July 10, 2024, and to which this reply is made, do not apply to the reinstated Issuer. Further, there are no 'securities' currently in the reinstated company that are or were the subject of the order.

The S.E.C., upon taking the action in the Order, did not, in the final analysis, close the EDGAR file. It remained open for further activity and filings, pursuant to State corporations statutes.

III.

ISSUE

WHETHER THE CONTROLLING NEVADA REINSTATEMENT STATUTES, COURT JUDGMENT, AND EDGAR PASSPHRASE CHANGE DEMONSTRATE THAT THE ISSUER AND SECURITIES AS A RESULT OF THOSE ACTIONS ARE SEPARATE FROM THE ISSUER AND SECURITIES THAT ARE THE SUBJECT OF THE REVOCATION ORDER

IV.

ARGUMENT

A.

RULE 251(b)(6)

17 C.F.C. §230.250(b) provides: "Issuer. The Issuer of the

securities:...

> (6) is not, and has not been, subject to any order of the Commission entered pursuant to Section 22(j) (15 U.S.C. 781(j) of the Securities Act of 1934 (the "Exchange Act") (15 U.S.C.78a *et. seq.*) within five years before the filing of the offering statement;

4

(15 U.S.C. 781(j) speaks to the registration of a security by an 'issuer.'

15 U.S.C.78(a)(8) for the purposes here, defines an 'issuer,' thusly: "(8) The term "issuer" means any person who issues or proposes to issue any security..."

There are no 'securities' issued by any 'persons' identified in the Order for the current Form 1-A.

Rule 251(b)(6) is therefore inapposite and inapplicable.

B.

RULE 251(b)(7)

(7) Has filed with the Commission all reports required
to be filed, if any, pursuant to §230.257 or pursuant
to section 13 or 15(d) of the Exchange Act (15 U.S.C. 78m or
15 U.S.C. 78o) during the two years before
filing of the offering statement (or for such shorter
period that the issuer was required to file
such reports)...

§230.257(b), Tier 2, speaks to 'issuers,' defined there as 'depositors.'

The Order, however, does not speak to 'issuers' or 'depositors.'

15 U.S.C. 78(m) or (o), speak to broker/dealers.

The Order, however, does not speak to brokers or dealers.

Rule 251(b)(7) is simply inapposite and therefore inapplicable to the

facts and circumstances of the current Form 1-A

C.

THE ORDER IS OF LIMITED APPLICATION
NOT APPLICABLE HERE

Amended Rule 15c2-11 was a successful effort between the S.E.C.

and OTC to clean up deadbeat filers. A revocation of securities, on both the

S.E.C. and the OTC is not, however, a permanent ban. In fact, the OTC will

allow those companies that have been subjected to the Order, downgraded

to 'expert' to be brought back to 'pink' upon compliance.

The Order, thus, speaks to the "Company," saying, "Company failed

to file periodic reports..."

The 'Letter' on the other hand, speaks to 'issuers,' and, for the

reasons set forth herein, cannot be reconciled with the Order.

5

Among the chief reasons for the critical language differential is the fact that corporations are governed by State laws. The S.E.C., thus, has no jurisdiction over "companies," only over "securities."

In order, therefore, to determine if the "Company" is the "issuer," the S.E.C., as a condition precedent, must look to the governing State law.

In the matter of New You, Inc., its corporate status had already been revoked at the time that the Order was entered.

This matter as to the recent Form 1-A must come before the S.E.C. post-revocation of the State status before the Letter can be reached.

D.

**THE PARALLEL DUAL FILING STATUTES
OF THE STATE OF NEVADA PRECLUDE
THE APPLICATION OF THE LETTER TO
THE CURRENT FORM 1-A FILING**

1.

CONTROLLING NEVADA STATUTES

Nevada statutes NRS 78.180 applies to reinstatement, which is the case here.

By contrast, Nevada statutes NRS 78.130 provides for renewals, which is not the case here. Were such the case, the points in the letter would be well taken.

Further, as will be discussed in more detail below, the statutory scheme of NRS 780.180 corresponds exactly with portions of the EDGAR Filer Manual, Rule 4, concerning a manual passphrase change. As will also be discussed below, the EDGAR 'file' was reinstated by the EDGAR team upon application by the reinstated company.

Among the primary distinctions in Nevada between a 'renewal' and a 'reinstatement' is that in the former, the previous issuer, company and filer, may return to the company.

2.

**COURT REINSTATEMENT PURSUANT TO
NEVADA STATUTES**

NRS 780.180 1.(a)(4), however, provides that a new team may be brought in upon a filing with the Nevada Secretary of State of "A declaration under penalty of perjury, on a form provided by the Secretary of State, that the reinstatement is authorized by a court of competent jurisdiction in this State..."

In *In the Matter of New You, Inc.,* in fact, a new team did file such a petition in Carson City District Court for the State of Nevada, *See,* Exhibit A to this memorandum. The Default Judgment shown at the Exhibit is specific:

6. (scrivener's error: this is the second # 6 on the document)
The Court finds that the Petitioner has no prior affiliation with the Respondent, and NRS 78.180 does not require such, where, as here, this court has legislative authority to act...

9 . The Court finds that the Petitioner stipulates that Tanen Andrews has no prior affiliation with the Respondent and is the CEO of Consumer Cooperative Group, Inc., and that he is hereby designated as the successor company official and that Consumer Cooperative Group, Inc., shall have the right to rename the company to REIC Holdings, a real estate & asset holding subsidiary of Consumer Cooperative Group, Inc., at the Office of the Secretary of State for the State of Nevada, on the S.E.C. file and on the OTC file and for any other such purposes, and reserves the right to change the ticker symbol from NWYU to REIC.

10. The Court finds that Rule 4 of the S.E.C. File Manual permits the continued use of the S.E.C. file upon a passphrase change being granted, for any new shares and by any new officers and directors of the company to be reinstated by this judgment. This Court's judgment may be so conformed.

11. The Court finds that Petitioner, in addition, is intending to comply with the reinstatement requirements of the OTC Markets Group, Inc. with regards to the ticker symbol, NWYU. This Court's judgment may be so conformed.

To that end, therefore, the "Company" in the Order, and the "Issuer" in the letter, are unrelated to the reinstated "Company" and "Issuer" which came after the Order. The Order does not recite that it applies to all future reinstatements and, is not, therefore, applicable to the newly reinstated company.

3.

REINSTATEMENT AT THE NEVADA SECRETARY OF STATE

As the statutory citation above indicates, the reinstatement may be made by the Nevada Secretary of State upon the presentation of a court judgment.

To that end, the court-permitted reinstating company, changing the name from New You, Inc. to R.E.I.C. Holdings, Inc. filed its paperwork with the Nevada Secretary of State. *See,* Exhibit B, attached to this Memorandum. As the documents show, in fact, the Nevada Secretary of State did, pursuant to the court judgment and statutory authority, reinstate the company.

E.

REINSTATEMENT OF THE EDGAR
FILE PURSUANT TO RULE 4
OF THE EDGAR FILER MANUAL

Rule 4(b) of the EDGAR Filer Manual provides, among other things:

> In addition, if the entity requesting access
> represents that it acquired or otherwise
> assumed control of the filer listed on the
> existing EDGAR account, the following
> documents must accompany the manual
> passphrase authenticating document,
> establishing the legal transition from
> the filer on record in EDGAR to the
> entity claiming authority to file in the
> existing account:
>
> ...or state court order.

Upon, therefore, the pathway through the Nevada courts, then the Nevada Secretary of State, the current filer of the Form 1-A in question in the Letter, made the application, pursuant to Rule 4, for the manual passphrase change.

Upon a thorough review of the said statutory scheme, EDGAR Escalations did, in fact, authorize the new passphrase to the reinstating filer, R.E.I.C. Holdings, Inc. *See,* Exhibit C, attached.

This review by the EDGAR team is important here, because EDGAR has the federal statutory power to deny a passphrase change if, for any reasons within the S.E.C. regulatory scheme, including those in the Letter, the reinstating filer is ineligible.

The Form 1-A analyst on the Letter, may, therefore, conclude that the S.E.C. had already determined that the reinstatement filer, R.E.I.C. Holdings, Inc. was eligible for all filings, else it will have limited the passphrase change.

V.

REVIEW BY ATTORNEY OPINION ATTORNEY

The opinion letter of the Form 1-A opinion attorney, Vic Devlaeminck, attorney/CPA, is attached as Exhibit D to this memorandum.

VI.

CONCLUSION

The Letter refers to the Order that predates and takes corrective action as to the previous filer.

The current filer, R.E.I.C. Holdings, Inc. has complied with all of the requirements of the State statutory scheme and as a result, the company was reinstated, as opposed to renewed.

EDGAR Filer Manual Rule 4 tracks, in parallel manner, the Nevada statute permitting a manual passphrase change in the presence of a state court order.

For these reasons, the allegations in the Letter are inapposite and inapplicable to the reinstated company, and the Form 1-A should proceed to qualification upon further qualifying documents, like the offering statement, being uploaded.

Respectfully submitted.

Exhibit A

DISTRICT COURT CIVIL COVER SHEET

Carson City County, Nevada

Case No. 24OC00040-1B

(Assigned by Clerk's Office)

REC'D & FILED
2024 FEB 28 PM 2:00
WILLIAM SCOTT HOEN
CLERK
BY D. ORTIZ
DEPUTY

I. Party Information *(provide both home and mailing addresses if different)*

Plaintiff(s) (name/address/phone):	Defendant(s) (name/address/phone):
Weston Willett	New You, Inc.
c/o John Dunbar, Managing Partner, My Nevada, LLC	Serve: Laxague Law, Inc.
1309 Enterprize Way, Carson City, NV 89703	1 East Liberty, Suite 600, Reno, NV 89501
Attorney (name/address/phone):	Attorney (name/address/phone):

II. Nature of Controversy *(please select the one most applicable filing type below)*

Civil Case Filing Types

Real Property

Landlord/Tenant
- ☐ Unlawful Detainer
- ☐ Other Landlord/Tenant

Title to Property
- ☐ Judicial Foreclosure
- ☐ Foreclosure Mediation Assistance
- ☐ Other Title to Property

Other Real Property
- ☐ Condemnation/Eminent Domain
- ☐ Other Real Property

Torts

Negligence
- ☐ Auto
- ☐ Premises Liability
- ☐ Other Negligence

Malpractice
- ☐ Medical/Dental
- ☐ Legal
- ☐ Accounting
- ☐ Other Malpractice

Other Torts
- ☐ Product Liability
- ☐ Intentional Misconduct
- ☐ Employment Tort
- ☐ Insurance Tort
- ☐ Other Tort

Probate

Probate *(select case type and estate value)*
- ☐ Summary Administration
- ☐ General Administration
- ☐ Special Administration
- ☐ Set Aside ☐ Surviving Spouse
- ☐ Trust/Conservatorship
- ☐ Other Probate

Estate Value
- ☐ Greater than $300,000
- ☐ $200,000-$300,000
- ☐ $100,001-$199,999
- ☐ $25,001-$100,000
- ☐ $20,001-$25,000
- ☐ $2,501-20,000
- ☐ $2,500 or less

Construction Defect & Contract

Construction Defect
- ☐ Chapter 40
- ☐ Other Construction Defect

Contract Case
- ☐ Uniform Commercial Code
- ☐ Building and Construction
- ☐ Insurance Carrier
- ☐ Commercial Instrument
- ☐ Collection of Accounts
- ☐ Employment Contract
- ☐ Other Contract

Judicial Review/Appeal

Judicial Review
- ☐ Petition to Seal Records
- ☐ Mental Competency

Nevada State Agency Appeal
- ☐ Department of Motor Vehicle
- ☐ Worker's Compensation
- ☐ Other Nevada State Agency

Appeal Other
- ☐ Appeal from Lower Court
- ☐ Other Judicial Review/Appeal

Civil Writ

Civil Writ
- ☐ Writ of Habeas Corpus
- ☐ Writ of Mandamus
- ☐ Writ of Quo Warrant
- ☐ Writ of Prohibition
- ☐ Other Civil Writ

Other Civil Filing

Other Civil Filing
- ☐ Compromise of Minor's Claim
- ☐ Foreign Judgment
- ☒ Other Civil Matters

Business Court filings should be filed using the Business Court civil coversheet.

February 26, 2024
Date

[signature]
Signature of initiating party or representative

See other side for family-related case filings.

Weston Willett, Petitioner, *pro se*
% John Dunbar, Managing Partner
My Nevada, LLC
1309 Enterprize Way
Carson City, NV 89703
mynevadallc@gmail.com
775-450-4979

REC'D & FILED
2024 FEB 28 PM 2:00
WILLIAM SCOTT HOEN CLERK
BY D. ORTIZ DEPUTY

In the Carson City District Court
State of Nevada

Weston Willett Petitioner, v . New You, Inc.. a revoked Nevada corporation Nevada entity no. EO891732005-3 Serve: Laxague Law, Inc. 1 East Liberty Suite 600 Reno, NV 89501 Respondent.	Case No: 24OC00040-1B Dept: I

PETITION OF WESTON WILLETT FOR JUDGMENT AUTHORIZING REINSTATEMENT OF RESPONDENT, NEW YOU, Inc.

COMES NOW the Petitioner, Weston Willett, *pro se,* and files this Petition for Judgment Authorizing Reinstatement of Respondent, NowNews Digital Media Technology Co. LTD, pursuant to N.R.S. 78.180 *et. seq.*, and states:

1. N.R.S. 78.180(a)(4), permits the Secretary of State of the State of Nevada, to reinstate a corporation upon a declaration by, among other options, a Nevada court of competent jurisdiction, authorizing the reinstatement.

2. The Respondent is a former Nevada corporation which has been revoked by the Nevada Secretary of State for multiple failures to comply with Nevada statutes.

3. At the same time, and despite repeated opportunities to do so, the Respondent refused to comply with the filing requirements of the United States Securities and Exchange Commission (the S.E.C.).

4. On October 11, 2023, therefore, in *In the Matter of New You, Inc.,* Admin. Proc. File No. 3-21468, the S.E.C. deemed it in the public interest to permanently revoke the registration of the company's securities. *See,* Exhibit A, attached.

5. In a manner consistent therewith, for the Respondent's former ticker symbol NWYU, the OTC Markets Group, Inc., also delisted the company's securities.

6. The Petitioner has no prior affiliation with the Respondent, and N.R.S. 78.180 does not require such, where, as here, this court has legislative authority to act.

7. Petitioner would, upon such a judgment authorizing him to comply with the remaining reinstatement requirements in the statute, do so and pay any fees and penalties, and submit the form, together with such other information and fees, to the Secretary of State of the State of Nevada.

8. Petitioner, therefore, requests that, upon proof of service of the civil cover sheet and this petition being served upon the Respondent, and absent any response, this Court issue a default and a default judgment authorizing the Petitioner to reinstate the respondent corporation in accordance with the statutory requirements, and authorizing the Petitioner to make such application to the Secretary of State of the State of Nevada.

9. Rule 4 of the S.E.C. File Manual permits the continued use of the S.E.C. file upon a passphrase change being granted, for any new shares and by any new officers and directors of the company to be reinstated by this judgment. This Court's judgment may be so conformed.

10. Petitioner, in addition, is intending to comply with the reinstatement requirements of the OTC Markets Group, Inc. with regards to the ticker symbol, NWYU. This Court's judgment may be so conformed.

WHEREFORE, Petitioner, Weston Willett, requests the entry of a default and a default judgment, authorizing him to proceed to reinstate the respondent corporation, to issue new shares and hold elections on a new board and officers, to conform the judgment to Rule 4 of the S.E.C. Filer Manual, and to conform the judgment to the reinstatement requirements of the OTC Markets Group, Inc. as to the ticker symbol, NWYU.

RESPECTFULLY SUBMITTED,

Weston Willett
℅ John Dunbar, Managing Partner
My Nevada, LLC
1309 Enterprize | Way
Carson City, NV 89703
mynevadallc@gmail.com
775-450-4979

EXHIBIT A

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

SECURITIES EXCHANGE ACT OF 1934
Release No. 98719 / October 11, 2023

Admin. Proc. File No. 3-21468

In the Matter of

NEW YOU, INC.

OPINION OF THE COMMISSION

SECTION 12(j) PROCEEDING

Grounds for Remedial Action

Failure to Comply with Periodic Filing Requirements

Company failed to file periodic reports in violation of Section 13(a) of the Securities
Exchange Act of 1934 and Exchange Act Rules 13a-1 and 13a-13. *Held*, it is in the
public interest to revoke the registration of the company's securities.

APPEARANCES:

Samantha Williams and *Gina Joyce* for the Division of Enforcement

Respondent New You, Inc. (CIK No. 1372184; ticker: NWYU) ("Respondent"), an issuer with a class of securities registered with the Commission, failed to file an answer in response to an order instituting proceedings ("OIP") alleging that it did not file required periodic reports.[1] Respondent again failed to respond to an order to show cause why it should not be found in default.[2] We now find Respondent to be in default, deem the allegations of the OIP to be true, and revoke the registrations of its securities.


I.   Background


A.   The Commission issued an order instituting proceedings against Respondent alleging that it violated the Securities Exchange Act of 1934 and the rules thereunder by failing to file required periodic reports.

On May 26, 2023, the Commission issued the OIP against Respondent pursuant to Section 12(j) of the Securities Exchange Act of 1934. Section 12(j) authorizes the Commission as it deems necessary or appropriate for the protection of investors to suspend for a period not exceeding 12 months, or to revoke, the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.[3]

As explained in the OIP, Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports.[4] The periodic reports must be filed even if the registration is voluntary under Section 12(g).[5] Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 generally requires domestic issuers to file quarterly reports.[6] These requirements are imposed "for the proper protection of investors and to insure fair dealing" in an issuer's securities.[7] A violation of these provisions does not require scienter.[8]

The OIP alleges that Respondent is delinquent in its periodic filings with the Commission because it has repeatedly failed to meet its obligations to file timely periodic reports. The OIP

---

[1]   *New You, Inc.*, Exchange Act Release No. 97607, 2023 WL 3686056 (May 26, 2023).

[2]   *New You, Inc.*, Exchange Act Release No. 97935, 2023 WL 4616652 (July 18, 2023).

[3]   15 U.S.C. § 78*l*(j).

[4]   *See* 15 U.S.C. §§ 78m(a), 78*l*.

[5]   *See* 15 U.S.C. §§ 78m(a), 78*l*(g).

[6]   17 C.F.R. §§ 240.13a-1, .13a-13.

[7]   15 U.S.C. § 78m(a).

[8]   *Advanced Life Scis. Holdings, Inc.*, Exchange Act Release No. 81253, 2017 WL 3214455, at *2 (July 28, 2017) (citing *Citizens Cap. Corp.*, Exchange Act Release No. 67313, 2012 WL 2499350, at *5 (June 29, 2012)); *accord SEC v. McNulty*, 137 F.3d 732, 740–41 (2d Cir. 1998).

further alleges that Respondent also failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, by failing to maintain a valid address on file with the Commission, did not receive such letter.

Specifically, the OIP alleges that Respondent is a revoked Nevada Corporation located in Carlsbad, California, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The OIP further alleges that Respondent is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2021, which reported a net loss of $10,891,121 for the prior three months. The OIP alleges that, as of May 8, 2023, unsolicited quotations for Respondent's common stock were quoted on OTC Link, whose parent company is OTC Markets Group, Inc.

The OIP directed Respondent to file an answer to the allegations contained therein within ten days after service, as provided by Rule 220(b) of the Commission's Rules of Practice.[9] The OIP informed Respondent that if it failed to answer, it may be deemed in default, the proceedings may be determined against it upon consideration of the OIP, and the allegations in the OIP may be deemed to be true as provided in the Rules of Practice.[10]

B. Respondent failed to answer the OIP or respond to a show cause order.

Respondent was properly served with the OIP but did not answer it. On July 18, 2023, more than ten days after service on Respondent, it was ordered to show cause by August 1, 2023, why the registration of its securities should not be revoked by default due to its failure to file an answer or otherwise to defend this proceeding.[11] Respondent was warned that if it "fail[ed] to respond to th[e] order to show cause, it may be deemed in default, the proceeding may be determined against it, and the registration of its securities may be revoked." Respondent did not subsequently answer the OIP or respond to the show cause order.

II. Analysis

A. We hold Respondent in default, deem the OIP's allegations to be true, and find that Respondent violated the Exchange Act by failing to file required periodic reports.

Rule of Practice 220(f) provides that if a respondent fails to file an answer required by the OIP within the time provided, such respondent may be deemed in default pursuant to Rule 155(a).[12] Rule 155(a) permits the Commission to deem such a respondent in default and "determine the proceeding against [it] upon consideration of the record, including the order instituting proceedings, the allegations of which may be deemed to be true."[13] Because

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[9]   17 C.F.R. § 201.220(b).

[10]   *See* Rule of Practice 155(a), 17 C.F.R. § 201.155(a).

[11]   *New You, Inc.*, 2023 WL 4616652.

[12]   17 C.F.R. § 201.220(f).

[13]   17 C.F.R. § 201.155(a) (specifically authorizing such action where a respondent fails "[t]o answer . . . or otherwise to defend the proceeding").

Respondent has failed to answer and has not responded to the order to show cause, we find it appropriate to deem Respondent in default and to deem the allegations of the OIP to be true.

The OIP alleges that Respondent had a class of securities registered with the Commission under Exchange Act Section 12(g), and that it has failed to file required annual and quarterly reports. The allegations of the OIP, deemed true, establish that Respondent violated Exchange Act Section 13(a) and the rules thereunder.[14]

B. We deem it necessary and appropriate to revoke the registration of all classes of Respondent's registered securities.

Section 12(j) authorizes us as we deem "necessary or appropriate for the protection of investors" to suspend for 12 months or less or revoke the registration of an issuer's securities if the issuer has failed to make required filings.[15] We apply a multifactor test to determine an appropriate sanction:

> [W]e will consider, among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations.[16]

Although these factors are nonexclusive, and no single factor is dispositive,[17] "[w]e have held that a respondent's repeated failure to file its periodic reports on time is 'so serious' a violation of the Exchange Act that only a 'strongly compelling showing' regarding the other *Gateway* factors would justify a sanction less than revocation."[18]

Respondent's violations were recurrent in that it has failed to file required annual and quarterly reports over multiple years.[19] These violations are serious because "reporting

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[14]   *See supra* notes 4–8 and accompanying text.

[15]   15 U.S.C. § 78*l*(j); *see also* 15 U.S.C. § 78m(a); 17 C.F.R. §§ 240.13a-1, .13a-13.

[16]   *Gateway Int'l Holdings, Inc.*, Exchange Act Release No. 53907, 2006 WL 1506286, at *4 (May 31, 2006).

[17]   *China-Biotics, Inc.*, Exchange Act Release No. 70800, 2013 WL 5883342, at *12 (Nov. 4, 2013).

[18]   *Calais Res. Inc.*, Exchange Act Release No. 67312, 2012 WL 2499349, at *4 (June 29, 2012) (quoting *Nature's Sunshine Prods., Inc.*, Exchange Act Release No. 59268, 2009 WL 137145, at *7 (Jan. 21, 2009)); *accord Am. Stellar Energy, Inc. (n/k/a Tara Gold)*, Exchange Act Release No. 64897, 2011 WL 2783483, at *4 (July 18, 2011); *Cobalis Corp.*, Exchange Act Release No. 64813, 2011 WL 2644158, at *5 (July 6, 2011).

[19]   *See, e.g.*, *Accredited Bus. Consolidators Corp.*, Exchange Act Release No. 75840, 2015 WL 5172970, at *2 (Sept. 4, 2015) (failure to file "any periodic reports for over two years" was recurrent); *China-Biotics,* 2013 WL 5883342, at *10 (failure to "file a single periodic report for more than a year and a half" was recurrent); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 (failure to file "required filings over the course of the two-year period in the OIP" was recurrent).

requirements are 'the primary tool[s] which Congress has fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of stock and securities.'"[20] An issuer's failure to file periodic reports violates "a central provision of the Exchange Act . . . , depriv[ing] both existing and prospective holders of its registered stock of the ability to make informed investment decisions based on current and reliable information."[21] That Respondent repeatedly ignored its reporting obligations evinces "a 'high degree of culpability.'"[22] And because Respondent failed to answer the OIP or respond to the show cause order, it has submitted no evidence of any efforts to remedy its past violations and ensure future compliance. Nor has it made any assurances against further violations.

Accordingly, each of the factors we analyze favors revocation. Respondent has failed to make a strongly compelling showing to justify another sanction. We find it necessary and appropriate for the protection of investors to revoke the registration of all classes of Respondent's registered securities.

An appropriate order will issue.

By the Commission (Chair GENSLER and Commissioners PEIRCE, CRENSHAW, UYEDA and LIZÁRRAGA).

Vanessa A. Countryman
Secretary

We take official notice of Respondent's EDGAR filings, which demonstrate that its delinquency has continued since the issuance of the OIP. *See* Rule of Practice 323, 17 C.F.R. § 201.323 ("Official notice may be taken of . . . any matter in the public official records of the Commission . . . ."); *Nature's Sunshine Prods.*, 2009 WL 137145, at *5 & n.23, *6 n.27 (finding that we may consider "matters that fall outside the OIP[] in assessing appropriate sanctions," such as an issuer's failure to file additional required reports with the Commission).

[20] *Am.'s Sports Voice, Inc.*, Exchange Act Release No. 55511, 2007 WL 858747, at *4 n.17 (Mar. 22, 2007) (alteration in original) (quoting *SEC v. Beisinger Indus. Corp.*, 552 F.2d 15, 18 (1st Cir. 1977)); *see also supra* note 18 and accompanying text (recurrent failure to file periodic reports is "so serious" as to require a "strongly compelling showing" regarding other factors to justify a sanction less than revocation).

[21] *Accredited Bus. Consolidators*, 2015 WL 5172970, at *2; *see also United States v. Arthur Young & Co.*, 465 U.S. 805, 810 (1984) (observing that "[c]orporate financial statements are one of the primary sources of information available to guide the decisions of the investing public").

[22] *See, e.g., Citizens Cap.*, 2012 WL 2499350, at *5 (quoting *Am.'s Sports Voice*, 2007 WL 858747, at *3).

UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 98719 / October 11, 2023

Admin. Proc. File No. 3-21468

In the Matter of

NEW YOU, INC.

ORDER IMPOSING REMEDIAL SANCTIONS

On the basis of the Commission's opinion issued this day, it is

ORDERED that the registration of all classes of the registered securities of New You, Inc. (CIK No. 1372184; ticker: NWYU) under Section 12(g) of the Securities Exchange Act of 1934 is hereby revoked pursuant to Exchange Act Section 12(j).

The revocation is effective as of October 12, 2023.

By the Commission.

Vanessa A. Countryman
Secretary







IN THE FIRST JUDICIAL DISTRICT COURT OF THE STATE OF NEVADA,
IN AND FOR CARSON CITY

WESTON WILLETT Plaintiff/Petitioner vs. **NEW YOU, INC** Defendant/Respondent	Case No.: **240C00040-1B** DECLARATION OF SERVICE OF **Complaint; Summons**

Pursuant to NRS 239B.030, this document does not contain any social security numbers or otherwise prohibited personal information as defined in NRS 603A.040

Received by **Linda Bucciachio**, on the **5th day of March, 2024 at 7:06 AM** to be served upon **Laxague Law, Inc.** at **1 E Liberty St, Reno, Washoe County, NV 89501**.
On the **5th day of March, 2024 at 1:11 PM**, I, **Linda Bucciachio**, **SERVED Laxague Law, Inc.** at **1 E Liberty St, Reno, Washoe County, NV 89501** in the manner indicated below:

CORPORATE SERVICE, by personally delivering **1** copy(ies) of the above listed documents to the named Corporation, by serving **Joe Laxague**, on behalf of said Corporation.
THE DESCRIPTION OF THE PERSON WITH WHOM THE COPY OF THIS PROCESS WAS LEFT IS AS FOLLOWS:
I delivered the documents to Joe Laxague who identified themselves as the corporate officer with identity confirmed by subject stating their name. The individual accepted service with direct delivery. The individual appeared to be a brown-haired white male contact 45-55 years of age, 6'0"-6'2" tall and weighing 200-240 lbs.

Service Fee Total: **$95.00**

No Notary is Required per NRS 53.045

I am a citizen of the United States, over the age of eighteen, not a party to nor interested in the above entitled action, and have the proper authority in the jurisdiction in which this service was made. Under penalties of perjury, I declare that I have read the foregoing document and that the facts stated in it are true and accurate.

NAME: [signature] 03/05/2024

Linda Bucciachio — Date
Registration Number: R-2020-04549
1055 Lavender Way
Reno, NV 89521-8861
928-978-4621

Page 1 of 1
REF: **Carson City District Court - 240C00040-1B**
Tracking #: **0126407511**

In the Carson City District Court
State of Nevada

Weston Willett Petitioner, v . New You, Inc., a revoked Nevada corporation Nevada entity no. EO891732005-3 Respondent.	Case No: 240C00040 - 1B **DEFAULT**

It appearing that New You, Inc., a revoked Nevada corporation, Nevada entity no. EO891732005-3, Respondent herein is in default for failure to plead or otherwise defend as required by law.

DEFAULT is hereby entered against said Respondent this 18 day of April, 2024.

William Scott Hoen
WILLIAM SCOTT HOEN
CLERK OF COURT

By: K. PETERSON
Deputy Clerk

In the Carson City District Court
State of Nevada

REC'D & FILED

2024 MAY -6 PM 3: 18

WILLIAM SCOTT HOEN
CLERK

C. COOPER
DEPUTY

Weston Willett	)	Case No: 240C00040 - 1B
	)	
Petitioner,	)	
	)	
v .	)	**DEFAULT JUDGMENT**
	)	
	)	
	)	
New You, Inc.,	)	
a revoked Nevada corporation	)	
Nevada entity no. EO891732005-3	)	
	)	
	)	
Respondent.	)	

THIS CAUSE, having come before this Court on the Petition of Weston Willett, *pro se,* for a default judgment against the respondent, New You, Inc., a revoked Nevada corporation, Nevada entity no. EO891732005-3, and the Court having reviewed the file, which shows that the Respondent has not filed a responsive pleading, and being otherwise duly advised in the premises, it is CONSIDERED, ORDERED, ADJUDGED and ENTERED, as follows:

1 . The Court finds that the Respondent was duly served with process by serving its registered agent.

2 . The Court finds that the Respondent failed to respond to the petition within the time provided by the Nevada Rules of Civil Procedure.

3 . The Court finds that there is no demand for any sums of money in this matter.

4 . The Court finds that the Respondent is a former Nevada corporation which has been revoked by the Nevada Secretary of State for multiple failures to comply with Nevada statutes.

5. The Court finds that at the same time, and despite repeated opportunities to do so, the Respondent refused to comply with the filing requirements of the United States Securities and Exchange Commission (the S.E.C.).

6. The Court finds that, as shown at Exhibit A to Petitioner's Petition, on October 11, 2023, in *In the Matter of New You, Inc.,* Admin. Proc. File No. 3-21468, the S.E.C. deemed it in the public interest to permanently revoke the registration of the company's securities.

7. The Court finds that in a manner consistent therewith, for the Respondent's former ticker symbol NWYU, the OTC Markets Group, Inc., also delisted the company's securities.

6. The Court finds that the Petitioner has no prior affiliation with the Respondent, and N.R.S. 78.180 does not require such, where, as here, this court has legislative authority to act.

8. The Court finds that Petitioner would, upon such a judgment authorizing him to comply with the remaining reinstatement requirements in the statute, do so and pay any fees and penalties, and submit the form, together with such other information and fees, to the Secretary of State of the State of Nevada.

9 . The Court finds that the Petitioner stipulates that Tanen Andrews has no prior affiliation with the Respondent and is the CEO of Consumer Cooperative Group, Inc., and that he is hereby designated as the successor company official and that Consumer Cooperative Group, Inc., shall have the right to rename the company to REIC Holdings, a real estate & asset holding subsidiary of Consumer Cooperative Group, Inc., at the Office of the Secretary of State for the State of Nevada, on the S.E.C. file and on the OTC file and for any other such purposes, and reserves the right to change the ticker symbol from NWYU to REIC.



10. The Court finds that Rule 4 of the S.E.C. File Manual permits the continued use of the S.E.C. file upon a passphrase change being granted, for any new shares and by any new officers and directors of the company to be reinstated by this judgment. This Court's judgment may be so conformed.

11. The Court finds that Petitioner, in addition, is intending to comply with the reinstatement requirements of the OTC Markets Group, Inc. with regards to the ticker symbol, NWYU. This Court's judgment may be so conformed.

DEFAULT JUDGMENT:

The Court, therefore, pursuant to the authority vested by Nev. R. Civ. P. 55 (b)(2), hereby enters this Default Judgment, therefore granting the petition which authorizes the Petitioner, pursuant N.R.S. 78.180 *et. seq.*, which, in part, authorizes this Court to authorize persons to make application for reinstatement with the Secretary of State of the State of Nevada to reinstate the Respondent company.

DONE, ORDERED, ADJUDGED and ENTERED , this 6th day of ~~April,~~ May 2024

James T. Russell

Carson City District Court Judge

Conformed copies to:

Weston Willett, Petitioner, *pro se*
% John Dunbar, Managing Partner
My Nevada, LLC
1309 Enterprize |Way
Carson City, NV 89703
mynevadallc@gmail.com
775-450-4979



Exhibit B





SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

NEW YOU, INC.

Nevada Business Identification # NV20051801089
Expiration Date: 12/31/2024

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 05/22/2024.

FVAguilar

FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202405224670093
You may verify this certificate online at https://www.nvsilverflume.gov/home



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E0891732005-3
Secretary of State State Of Nevada	Filing Number 20244076524
	Filed On 5/22/2024 2:39:53 PM
	Number of Pages 4

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

[X] Reinstatement [ ] Revival

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information:
Name of entity as on file with the Nevada Secretary of State: NEW YOU, INC.
Entity or Nevada Business Identification Number (NVID): E0891732005-3

2. Registered Agent for Service of Process: (Check only one box)
[X] Commercial Registered Agent:(name only below) [ ] Noncommercial Registered Agent (name and address below) [ ] Office or Position with Entity (title and address below)
My Nevada LLC
Name of Registered Agent OR Title of Office or Position with Entity
Street Address City Nevada Zip Code
Mailing Address (if different from street address) City Nevada Zip Code

2a. Certificate of Acceptance of Appointment of Registered Agent: (Include "Registered Agent Acceptance/ Statement of Change" form if needed for signature)
I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.
X [signature] 5/22/24
Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date

3. Date When Revival is to Commence:
Date when revival of charter is to commence or be effective, which may be before the date of the certificate:

4. Duration of Revival: (A date is required for entities under NRS 88)
Indicate whether or not the revival is to be perpetual, and, if not perpetual, the time for which the revival is to continue. Limited Partnership under NRS 88 must indicate a date.
The corporation's existence shall be: PERPETUAL or

5. Current List:
Reinstatements: List of Officers, Managers, Managing Members, General Partners, Managing Partners,Trustee or Subscribers
Revivals: List of Officers, Managers, Managing Members, General Partners, Managing Partners or Trustee

CORPORATION, INDICATE THE PRESIDENT, OR EQUIVALENT OF: Title: President
Name: Tanen Andrews — Country: USA
Address: PO Box 471 — City: Carson City — State: NV — Zip/Postal Code: 89702

CORPORATION, INDICATE THE SECRETARY, OR EQUIVALENT OF: Title: Secretary
Name: Tomica Hogg-Andrews — Country: USA
Address: PO Box 471 — City: Carson City — State: NV — Zip/Postal Code: 89702

CORPORATION, INDICATE THE TREASURER, OR EQUIVALENT OF: Title: Treasurer
Name: Leslie Townsend — Country: USA
Address: PO BOx 471 — City: Carson City — State: NV — Zip/Postal Code: 89702

(Continued on next page)

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

5. Current List Continued:

CORPORATION, INDICATE THE DIRECTOR:

Name	Country
Tasjane Ellis	USA

Address	City	State	Zip/Postal Code
PO Box 471	Carson City	NV	89702

FOR CORPORATION SOLE, INDICATE THE SUBSCRIBER/SUCCESSOR:

Name | Country

Address | City | State | Zip/Postal Code

6. Statement of Fact: (Revivals only, select one. Entities under NRS 84 cannot revive)

☐ Revival pursuant to 78.730 or 81.010: (check one)

The undersigned declare that the corporation desires to revive its corporate charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapters 78 and/or 81

☐ The undersigned declare that they have obtained written consent of the stockholders of the corporation holding at least a majority of the voting power and that this consent was secured; furthermore, that they are the person(s) designated or appointed by the stockholders of the corporation to revive the corporation.

☐ The undersigned declare that they are the person(s) who have been designated by a majority of the directors in office to sign this certificate and that no stock has been issued. Membership approval not required under NRS 81.010(2).

☐ Revival pursuant to 80:

The undersigned declare that the corporation desires to revive its qualification to do business and is, or has been, organized and carrying on the business authorized by its existing or original qualification and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 80.

☐ The undersigned declare that they have obtained written consent of the stockholders of the corporation holding at least a majority of the voting power and that this consent was secured; furthermore, that they are the person(s) designated or appointed by the stockholders of the corporation to revive the qualification.

☐ The undersigned declare that they are the person(s) who have been designated by a majority of the directors in office to sign this certificate and that no stock has been issued.

☐ Revival pursuant to 82:

The undersigned declare that the corporation desires to revive its corporate charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapters 81 and 82.

This certificate must be executed by the President or Vice President **AND** Secretary or Assistant Secretary.

The undersigned declare that the execution and filing of this certificate has been approved unanimously by the last-appointed surviving directors of the corporation and the unanimous consent has been secured:



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

6. Statement of Fact Continued: (Revivals only, select one. Entities under NRS 84 cannot revive)

☐ Revival pursuant to 86.580:
The undersigned declare that the limited-liability company desires to revive its charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 86.

The undersigned declares that he has been designated or appointed by the members to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of a majority of the members.

☐ Revival pursuant to 86:
The undersigned declare that the foreign limited-liability company desires to revive its registration and is, or has been, organized and carrying on the business authorized by its existing or original registration and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of NRS 86.5467.

The undersigned declares that he/she has obtained approval by written consent of the majority in interest and that this consent was secured.

☐ Revival pursuant to 87, 87A, 88 or 88A:
The undersigned declare that the limited partnership, limited-liability partnership, limited-liability limited partnership or business trust desires to revive its certificate and is, or has been, organized and carrying on the business authorized by its existing or original certificate and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 87, 87A, 88 or 88A.

The undersigned declares that he/she has been designated or appointed by the general partners, managing partners or trustees to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of the general partners or managing partners holding at least a majority of the voting powers.

☐ Revival pursuant to 89:
The undersigned declare that the professional association desires to revive its articles of association and is, or has been, organized and carrying on the business authorized by its existing or original articles of association and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 89.

The undersigned declares that he/she has been designated or appointed by the members to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of the holders of a membership interest in the professional association holding at least a majority of voting power.

7. Signatures: (Required)

I declare under the penalty of perjury that the reinstatement/revival has been authorized by a court of competent jurisdiction or by the duly selected manager or managers of the entity or if the entity has no managers, its managing members.

I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State.

X [signature] Chairman Board of Directors 5/22/2024
Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, or Authorized Signer — Title — Date

X ______________________
Signature of Officer, Manager, Managing Member, General Partner, Managing Partner, Trustee, or Authorized Signer — Title — Date

FORM WILL BE RETURNED IF UNSIGNED.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT ~ USE DARK INK ONLY ~ DO NOT HIGHLIGHT

1. Entity Information:	Name of represented entity: NEW YOU, INC. Entity or Nevada Business Identification Number (NVID): **E0891732005-3** (for entities currently on file)
2. Registered Agent Acceptance:	☐ Registered Agent Acceptance
3. Information Being Changed:	Statement of Change takes the following effect: (select only one) ☒ Appoints New Agent (complete section 5) ☐ Update Represented Entity Acting as Registered Agent (complete sections 5) ☐ Update Registered Agent Name (complete sections 4 & 5) ☐ Update Registered Agent Address (complete sections 4 & 5)

4. Registered Agent Information Before the Change: (Non-commercial registered agents ONLY)	Name of Registered Agent OR Title of Office or Position with Entity
	
	                                                                           Nevada
	Street Address City Zip Code
	                                                                           Nevada
	Mailing Address (if different from street address) City Zip Code

5. Newly Appointed Registered Agent or Registered Agent Information After the Change:	☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title or position and address below)
	My Nevada LLC
	Name of Registered Agent OR Title of Office or Position within Entity
	                                                                           Nevada
	Street Address City Zip Code
	                                                                           Nevada
	Mailing Address (if different from street address) City Zip Code

6. Electronic Notification: (Optional)	Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only: mynevadallc@gmail.com
7. Certificate of Acceptance of Appointment of Registered Agent: (Required)	*I hereby accept appointment as Registered Agent for the above named Entity.* X _____ 5/16/24 Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity Date
8. Signature of Represented Entity: (Required)	X _____ 5-16-2024 Authorized Signature On Behalf of the Entity Date

FEE: $60.00
This form must be accompanied by appropriate fees.

Exhibit C

EDGAR Passphrase Cover Letter

New You, Inc.
PO Box 471
Carson City, NV 89702

Tanen Andrews, Passphrase change applicant

reply to:

Tony Ramos, Filer Support Specialist
OTC 251, Inc.
646-949-2870 - tony@otc251.com

May 17, 2024

Re: Passphrase change request

CIK # 0001372184

CITY OF STOCKBRIDGE)
)
COUNTY OF HENRY)
)
STATE OF GEORGIA)

Dear EDGAR Escalations:

Please consider this as our passphrase change cover letter.

We are intending to upload a Form Reg. D upon the passphrase change.







The POC on this request is:
Tony Ramos, Filer Support Specialist
OTC 251, Inc.
Three World Trade Center
Floor 38
New York, NY 10005
646-939-2870
tony@otc251.com
A copy of our notarized passphrase change request form is attached to this letter.
My affidavit, together with the corresponding court order is made an exhibit to my affidavit.
Reason for passphrase change: to file a Form Reg. D. Pursuant to Rule 4(b) bullet point number 4, together with the corresponding court order, I am authorized to make this request.

FURTHER AFFIANT SAYETH NOT.

SWORN AND SUBSCRIBED before me this day appeared Tanen Andrews, who provided his State of Georgia, United States of America, driver's license as proof of identification and who being sworn duly stated that the averments and attachments in this compliance statement are based upon his personal knowledge and information.

Tanen Andrews

Tomica Nicole Hogg - Tomica Nicole Hogg
Name and signature of Notary

May 17, 2024
Date that document was signed and notarized

NOTARY PUBLIC STATE OF TEXAS
Tomica Nicole Hogg
My Commission Expires
04/23/2025
ID No 124506472

Notary stamp

Update Passphrase Confirmation

To complete processing of your Update Passphrase request, attach a PDF version of a **notarized authentication document** and a manually signed Power of Attorney (if applicable) using the "Upload/Delete Attachments" button below. **You must click the Submit button after you upload your documents.**

If you have any questions regarding the status of your Update Passphrase request, please contact Filer Support at (202) 551-8900. After the SEC has reviewed an application, an e-mail will be sent to the email address on file with EDGAR informing the company that the request was either accepted or rejected (to include a reason why the application was rejected).

CIK: 0001372184

Name Associated with CIK: ~~NEW YOU, INC.~~ *REIC HOLDINGS, INC.*

Current Company Mailing Address: ~~6351 YARROW DRIVE, STE E, CARLSBAD, CA 92011~~ *1309 Enterprize Dr. Carson City, NV 89703*

Contact Person: ~~M2 COMPLIANCE~~ *Tony Ramos*

Contact Telephone Number: ~~754-243-5120~~ *646-939-2870*

Email Address: ~~Please type or write new POC email address~~ *tony@otc251.com*

Reason for Update: Company under new management.

Signature of Authorized Person:



Printed Name of Signature:

Tanen Andrews

Title of Person Signing:

Chairman, Board of Directors

Notary Signature & Seal to be Placed Here:




Tomica Nicole Hogg
My Commission Expires
04/23/2025
ID No 124806472

AFFIDAVIT OF TANEN ANDREWS

IN SUPPORT OR REQUEST FOR
MANUAL PASSPHRASE CHANGE OF:

New You, Inc.
S.E.C. CIK # 0001372184

May 17, 2024

CITY OF STOCKBRIDGE)
)
COUNTY OF HENRY)
)
STATE OF GEORGIA)

BEFORE ME APPEARED

Tanen Andrews, who being first duly sworn, avers that:

1 . My name is Tanen Andrews.

2. I am supplementing my manual passphrase change request with this affidavit.

3 . I am the current Chairman of REIC Holdings, Inc., formerly known as New You, Inc., S.E.C. CIK number 0001372184.

4. I am requesting a passphrase change with the new holder and contact person to be:

Tony Ramos, filer support specialist
OTC 251, Inc.
tony@otc251.com
646-949-2870

5. The company and CIK number correspond as the originating S.E.C. authority for the OTC ticker symbol, NWYU.

6. I state here, in acknowledgement of the order of October 11, 2023, Admin. Proc. File No. 3-21468, styled *In the Matter of New You, Inc.*, that neither I nor anyone currently associated or affiliated with, or any persons currently listed as the new officers and directors on the reinstated company with the Nevada Secretary of State, Entity no.: E0891732005-3, was ever associated with, affiliated with, or had any knowledge of any persons who were associated with or affiliated with the entity that was the subject of the order.

7. I state further that none of the shares revoked by the said order are any part of this request, nor are any former shareholders a part of this request, nor will any shares be reinstated, nor will any shareholders, or officers or directors, if different, be reinstated.

8. I state further, here, that I am applying for the passphrase change pursuant to Rule 4(b) bullet point number 4, and I provide as an exhibit to this affidavit a copy of the court order that contains my name as the new owner, and also the name of the company making the request, REIC Holdings, Inc., in place of the old name, New You, Inc.







9. Upon the granting of the passphrase change I will upload a Form Reg. D offering.

FURTHER AFFIANT SAYETH NOT.

SWORN AND SUBSCRIBED before me this day appeared Tanen Andrews, who provided his State of Georgia, United States of America, driver's license as proof of identification and who being sworn duly stated that the averments and attachments in this compliance statement are based upon his personal knowledge and information.

[signature]

Tanen Andrews

Tomica Nicole Hogg - [signature]

Name and signature of Notary

May 17, 2024

Date that document was signed and notarized

NOTARY PUBLIC STATE OF TEXAS
Tomica Nicole Hogg
My Commission Expires
04/23/2025
ID No 124506472

Notary stamp

EXHIBIT TO AFFIDAVIT OF
TANEN ANDREWS

In the Carson City District Court
State of Nevada

REC'D & FILED
2024 MAY -6 PM 3: 18
WILLIAM SCOTT HOEN
CLERK
C. COOPER
DEPUTY

Weston Willett	)	Case No: 240C00040 - 1B
	)	
Petitioner,	)	
	)	
v .	)	**DEFAULT JUDGMENT**
	)	
	)	
	)	
New You, Inc.,	)	
a revoked Nevada corporation	)	
Nevada entity no. EO891732005-3	)	
	)	
	)	
Respondent.	)	

THIS CAUSE, having come before this Court on the Petition of Weston Willett, *pro se,* for a default judgment against the respondent, New You, Inc., a revoked Nevada corporation, Nevada entity no. EO891732005-3, and the Court having reviewed the file, which shows that the Respondent has not filed a responsive pleading, and being otherwise duly advised in the premises, it is CONSIDERED, ORDERED, ADJUDGED and ENTERED, as follows:

1 . The Court finds that the Respondent was duly served with process by serving its registered agent.

2 . The Court finds that the Respondent failed to respond to the petition within the time provided by the Nevada Rules of Civil Procedure.

3 . The Court finds that there is no demand for any sums of money in this matter.

4 . The Court finds that the Respondent is a former Nevada corporation which has been revoked by the Nevada Secretary of State for multiple failures to comply with Nevada statutes.

5. The Court finds that at the same time, and despite repeated opportunities to do so, the Respondent refused to comply with the filing requirements of the United States Securities and Exchange Commission (the S.E.C.).

6. The Court finds that, as shown at Exhibit A to Petitioner's Petition, on October 11, 2023, in *In the Matter of New You, Inc.,* Admin. Proc. File No. 3-21468, the S.E.C. deemed it in the public interest to permanently revoke the registration of the company's securities.

7. The Court finds that in a manner consistent therewith, for the Respondent's former ticker symbol NWYU, the OTC Markets Group, Inc., also delisted the company's securities.

6. The Court finds that the Petitioner has no prior affiliation with the Respondent, and N.R.S. 78.180 does not require such, where, as here, this court has legislative authority to act.

8. The Court finds that Petitioner would, upon such a judgment authorizing him to comply with the remaining reinstatement requirements in the statute, do so and pay any fees and penalties, and submit the form, together with such other information and fees, to the Secretary of State of the State of Nevada.

9 . The Court finds that the Petitioner stipulates that Tanen Andrews has no prior affiliation with the Respondent and is the CEO of Consumer Cooperative Group, Inc., and that he is hereby designated as the successor company official and that Consumer Cooperative Group, Inc., shall have the right to rename the company to REIC Holdings, a real estate & asset holding subsidiary of Consumer Cooperative Group, Inc., at the Office of the Secretary of State for the State of Nevada, on the S.E.C. file and on the OTC file and for any other such purposes, and reserves the right to change the ticker symbol from NWYU to REIC.



10. The Court finds that Rule 4 of the S.E.C. File Manual permits the continued use of the S.E.C. file upon a passphrase change being granted, for any new shares and by any new officers and directors of the company to be reinstated by this judgment. This Court's judgment may be so conformed.

11. The Court finds that Petitioner, in addition, is intending to comply with the reinstatement requirements of the OTC Markets Group, Inc. with regards to the ticker symbol, NWYU. This Court's judgment may be so conformed.

DEFAULT JUDGMENT:

The Court, therefore, pursuant to the authority vested by Nev. R. Civ. P. 55 (b)(2), hereby enters this Default Judgment, therefore granting the petition which authorizes the Petitioner, pursuant N.R.S. 78.180 *et. seq.*, which, in part, authorizes this Court to authorize persons to make application for reinstatement with the Secretary of State of the State of Nevada to reinstate the Respondent company.

DONE, ORDERED, ADJUDGED and ENTERED , this 6th day of ~~April~~ May, 2024

James T. Russell

Carson City District Court Judge

Conformed copies to:

Weston Willett, Petitioner, *pro se*
% John Dunbar, Managing Partner
My Nevada, LLC
1309 Enterprize |Way
Carson City, NV 89703
mynevadallc@gmail.com
775-450-4979



EDGAR Passphrase Cover Letter

New You, Inc.
PO Box 471
Carson City, NV 89702

Tanen Andrews, Passphrase change applicant

reply to:

Tony Ramos, Filer Support Specialist
OTC 251, Inc.
646-949-2870 - tony@otc251.com

May 17, 2024

Re: Passphrase change request

CIK # 0001372184

CITY OF STOCKBRIDGE	)
	)
COUNTY OF HENRY	)
	)
STATE OF GEORGIA	)

Dear EDGAR Escalations:

Please consider this as our passphrase change cover letter.

We are intending to upload a Form Reg. D upon the passphrase change.







The POC on this request is:
Tony Ramos, Filer Support Specialist
OTC 251, Inc.
Three World Trade Center
Floor 38
New York, NY 10005
646-939-2870
tony@otc251.com
A copy of our notarized passphrase change request form is attached to this letter.
My affidavit, together with the corresponding court order is made an exhibit to my affidavit.
Reason for passphrase change: to file a Form Reg. D. Pursuant to Rule 4(b) bullet point number 4, together with the corresponding court order, I am authorized to make this request.

FURTHER AFFIANT SAYETH NOT.

SWORN AND SUBSCRIBED before me this day appeared Tanen Andrews, who provided his State of Georgia, United States of America, driver's license as proof of identification and who being sworn duly stated that the averments and attachments in this compliance statement are based upon his personal knowledge and information.

Tanen Andrews

Tomica Nicole Hogg - Tomica Nicole Hogg
Name and signature of Notary

May 17, 2024
Date that document was signed and notarized

NOTARY PUBLIC STATE OF TEXAS
Tomica Nicole Hogg
My Commission Expires
04/23/2025
ID No 124506472

Notary stamp

Update Passphrase Confirmation

To complete processing of your Update Passphrase request, attach a PDF version of a notarized authentication document and a manually signed Power of Attorney (if applicable) using the "Upload/Delete Attachments" button below. **You must click the Submit button after you upload your documents.**

If you have any questions regarding the status of your Update Passphrase request, please contact Filer Support at (202) 551-8900. After the SEC has reviewed an application, an e-mail will be sent to the email address on file with EDGAR informing the company that the request was either accepted or rejected (to include a reason why the application was rejected).

CIK: 0001372184

Name Associated with CIK: ~~NEW YOU, INC.~~ *REIC HOLDINGS, INC.*

Current Company Mailing Address: ~~6351 YARROW DRIVE, STE E, CARLSBAD, CA 92011~~ *1309 Enterprize Dr. Carson City, NV 89703*

Contact Person: ~~M2 COMPLIANCE~~ *Tony Ramos*

Contact Telephone Number: ~~754-243-5120~~ *646-939-2870*

Email Address: ~~Please type or write new POC email address~~ *tony@otc251.com*

Reason for Update: Company under new management.

Signature of Authorized Person:



Printed Name of Signature:

Tanen Andrews

Title of Person Signing:

Chairman, Board of Directors

Notary Signature & Seal to be Placed Here:





Tomica Nicole Hogg
My Commission Expires
04/23/2025
ID No 124806472

AFFIDAVIT OF TANEN ANDREWS

IN SUPPORT OR REQUEST FOR
MANUAL PASSPHRASE CHANGE OF:

New You, Inc.
S.E.C. CIK # 0001372184

May 17, 2024

CITY OF STOCKBRIDGE	)
	)
COUNTY OF HENRY	)
	)
STATE OF GEORGIA	)

BEFORE ME APPEARED

Tanen Andrews, who being first duly sworn, avers that:

1 . My name is Tanen Andrews.

2. I am supplementing my manual passphrase change request with this affidavit.

3 . I am the current Chairman of REIC Holdings, Inc., formerly known as New You, Inc., S.E.C. CIK number 0001372184.

4. I am requesting a passphrase change with the new holder and contact person to be:

Tony Ramos, filer support specialist
OTC 251, Inc.
tony@otc251.com
646-949-2870

5. The company and CIK number correspond as the originating S.E.C. authority for the OTC ticker symbol, NWYU.

6. I state here, in acknowledgement of the order of October 11, 2023, Admin. Proc. File No. 3-21468, styled *In the Matter of New You, Inc.*, that neither I nor anyone currently associated or affiliated with, or any persons currently listed as the new officers and directors on the reinstated company with the Nevada Secretary of State, Entity no.: E0891732005-3, was ever associated with, affiliated with, or had any knowledge of any persons who were associated with or affiliated with the entity that was the subject of the order.

7. I state further that none of the shares revoked by the said order are any part of this request, nor are any former shareholders a part of this request, nor will any shares be reinstated, nor will any shareholders, or officers or directors, if different, be reinstated.

8. I state further, here, that I am applying for the passphrase change pursuant to Rule 4(b) bullet point number 4, and I provide as an exhibit to this affidavit a copy of the court order that contains my name as the new owner, and also the name of the company making the request, REIC Holdings, Inc., in place of the old name, New You, Inc.





9. Upon the granting of the passphrase change I will upload a Form Reg. D offering.

FURTHER AFFIANT SAYETH NOT.

SWORN AND SUBSCRIBED before me this day appeared Tanen Andrews, who provided his State of Georgia, United States of America, driver's license as proof of identification and who being sworn duly stated that the averments and attachments in this compliance statement are based upon his personal knowledge and information.

Tanen Andrews

Tomica Nicole Hogg

Name and signature of Notary

May 17, 2024

Date that document was signed and notarized

NOTARY PUBLIC STATE OF TEXAS
Tomica Nicole Hogg
My Commission Expires
04/23/2025
ID No 124506472

Notary stamp

EXHIBIT TO AFFIDAVIT OF
TANEN ANDREWS

In the Carson City District Court
State of Nevada

REC'D & FILED

2024 MAY -6 PM 3: 18

WILLIAM SCOTT HOEN
CLERK

C. COOPER
DEPUTY

Weston Willett Petitioner, v. New You, Inc., a revoked Nevada corporation Nevada entity no. EO891732005-3 Respondent.	))))))))))))))	Case No: 240C00040 - 1B **DEFAULT JUDGMENT**

THIS CAUSE, having come before this Court on the Petition of Weston Willett, *pro se,* for a default judgment against the respondent, New You, Inc., a revoked Nevada corporation, Nevada entity no. EO891732005-3, and the Court having reviewed the file, which shows that the Respondent has not filed a responsive pleading, and being otherwise duly advised in the premises, it is CONSIDERED, ORDERED, ADJUDGED and ENTERED, as follows:

1 . The Court finds that the Respondent was duly served with process by serving its registered agent.

2 . The Court finds that the Respondent failed to respond to the petition within the time provided by the Nevada Rules of Civil Procedure.

3 . The Court finds that there is no demand for any sums of money in this matter.

4 . The Court finds that the Respondent is a former Nevada corporation which has been revoked by the Nevada Secretary of State for multiple failures to comply with Nevada statutes.

5. The Court finds that at the same time, and despite repeated opportunities to do so, the Respondent refused to comply with the filing requirements of the United States Securities and Exchange Commission (the S.E.C.).

6. The Court finds that, as shown at Exhibit A to Petitioner's Petition, on October 11, 2023, in *In the Matter of New You, Inc.,* Admin. Proc. File No. 3-21468, the S.E.C. deemed it in the public interest to permanently revoke the registration of the company's securities.

7. The Court finds that in a manner consistent therewith, for the Respondent's former ticker symbol NWYU, the OTC Markets Group, Inc., also delisted the company's securities.

6. The Court finds that the Petitioner has no prior affiliation with the Respondent, and N.R.S. 78.180 does not require such, where, as here, this court has legislative authority to act.

8. The Court finds that Petitioner would, upon such a judgment authorizing him to comply with the remaining reinstatement requirements in the statute, do so and pay any fees and penalties, and submit the form, together with such other information and fees, to the Secretary of State of the State of Nevada.

9 . The Court finds that the Petitioner stipulates that Tanen Andrews has no prior affiliation with the Respondent and is the CEO of Consumer Cooperative Group, Inc., and that he is hereby designated as the successor company official and that Consumer Cooperative Group, Inc., shall have the right to rename the company to REIC Holdings, a real estate & asset holding subsidiary of Consumer Cooperative Group, Inc., at the Office of the Secretary of State for the State of Nevada, on the S.E.C. file and on the OTC file and for any other such purposes, and reserves the right to change the ticker symbol from NWYU to REIC.



10. The Court finds that Rule 4 of the S.E.C. File Manual permits the continued use of the S.E.C. file upon a passphrase change being granted, for any new shares and by any new officers and directors of the company to be reinstated by this judgment. This Court's judgment may be so conformed.

11. The Court finds that Petitioner, in addition, is intending to comply with the reinstatement requirements of the OTC Markets Group, Inc. with regards to the ticker symbol, NWYU. This Court's judgment may be so conformed.

DEFAULT JUDGMENT:

The Court, therefore, pursuant to the authority vested by Nev. R. Civ. P. 55 (b)(2), hereby enters this Default Judgment, therefore granting the petition which authorizes the Petitioner, pursuant N.R.S. 78.180 *et. seq.*, which, in part, authorizes this Court to authorize persons to make application for reinstatement with the Secretary of State of the State of Nevada to reinstate the Respondent company.

DONE, ORDERED, ADJUDGED and ENTERED , this 6th day of ~~April,~~ May 2024

James T. Russell

Carson City District Court Judge

Conformed copies to:

Weston Willett, Petitioner, *pro se*
% John Dunbar, Managing Partner
My Nevada, LLC
1309 Enterprize |Way
Carson City, NV 89703
mynevadallc@gmail.com
775-450-4979



First supplement to:

EDGAR Passphrase Cover Letter

New You, Inc.
c/o
John Dunbar, Managing Partner
Successor Registered Agent
MyNevada LLC
1309 Enterprize Way
Carson City, NV 89703

Tanen Andrews, Court-authorized Reinstatement Founding Director &
Passphrase change applicant

reply to:

Tony Ramos, Filer Support Specialist
OTC 251, Inc.
646-949-2870 - tony@otc251.com

May 23, 2024

Re: Passphrase change request

CIK # 0001372184

CITY OF STOCKBRIDGE)
)
COUNTY OF HENRY)
)
STATE OF GEORGIA)

Dear EDGAR Escalations:

Please consider this as our first supplement to our passphrase change
cover letter.

We are intending to upload a Form Reg. D upon the passphrase change.

The POC on this request is:
Tony Ramos, Filer Support Specialist
OTC 251, Inc.
Three World Trade Center
Floor 38
New York, NY 10005
646-939-2870
tony@otc251.com

A copy of our notarized passphrase change request form is attached to our original cover letter.

My affidavit, together with the corresponding court order is made an exhibit to my affidavit and is also attached to our first original cover letter.

Reason for passphrase change: to file a Form Reg. D. Pursuant to Rule 4(b) bullet point number 4, together with the corresponding court order, I am authorized to make this request.

A copy of our paperwork reinstating the company and changing the name of the company at the Office of the Secretary of State for the State of Nevada is attached as Exhibit A to this First Supplement to EDGAR Passphrase Cover Letter.

FURTHER AFFIANT SAYETH NOT,







SWORN AND SUBSCRIBED before me this day appeared Tanen Andrews, Court-authorized Reinstatement Founding Director & Passphrase change applicant who provided his State of Georgia, United States of America, driver's license as proof of identification and who being sworn duly stated that the averments and attachments in this compliance statement are based upon his personal knowledge and information.

Tanen Andrews

Tomica Hogg

Name and signature of Notary

May 30, 2024

Date that document was signed and notarized

NOTARY PUBLIC STATE OF TEXAS
Tomica Nicole Hogg
My Commission Expires
04/23/2025
ID No 124506472

Notary stamp

EXHIBIT A TO
FIRST SUPPLEMENT
TO PASSPHRASE CHANGE REQUEST
NEW YOU, Inc.





SECRETARY OF STATE

STATE OF NEVADA

NEVADA STATE BUSINESS LICENSE

NEW YOU, INC.

Nevada Business Identification # NV20051801089
Expiration Date: 12/31/2024

In accordance with Title 7 of Nevada Revised Statutes, pursuant to proper application duly filed and payment of appropriate prescribed fees, the above named is hereby granted a Nevada State Business License for business activities conducted within the State of Nevada.
Valid until the expiration date listed unless suspended, revoked or cancelled in accordance with the provisions in Nevada Revised Statutes. License is not transferable and is not in lieu of any local business license, permit or registration.
License must be cancelled on or before its expiration date if business activity ceases. Failure to do so will result in late fees or penalties which, by law, cannot be waived.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed the Great Seal of State, at my office on 05/22/2024.

FRANCISCO V. AGUILAR
Secretary of State

Certificate Number: B202405224670093
You may verify this certificate
online at https://www.nvsilverflume.gov/home



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Filed in the Office of	Business Number E0891732005-3
FVAguilar Secretary of State State Of Nevada	Filing Number 20244076524
	Filed On 5/22/2024 2:39:53 PM
	Number of Pages 4

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

[X] Reinstatement   [ ] Revival

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information:

Name of entity as on file with the Nevada Secretary of State:

NEW YOU, INC.

Entity or Nevada Business Identification Number (NVID): E0891732005-3

2. Registered Agent for Service of Process: (Check only one box)

[X] Commercial Registered Agent: (name only below)   [ ] Noncommercial Registered Agent (name and address below)   [ ] Office or Position with Entity (title and address below)

My Nevada LLC

Name of Registered Agent   OR   Title of Office or Position with Entity

2a. Certificate of Acceptance of Appointment of Registered Agent:
(Include "Registered Agent Acceptance/Statement of Change" form if needed for signature)

Street Address   City   Nevada   Zip Code

Mailing Address (if different from street address)   City   Nevada   Zip Code

I hereby accept appointment as Registered Agent for the above named Entity. If the registered agent is unable to sign the Articles of Incorporation, submit a separate signed Registered Agent Acceptance form.

X _____ 5/22/24

Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity   Date

3. Date When Revival is to Commence:

Date when revival of charter is to commence or be effective, which may be before the date of the certificate:

4. Duration of Revival:
(A date is required for entities under NRS 88)

Indicate whether or not the revival is to be perpetual, and, if not perpetual, the time for which the revival is to continue. Limited Partnership under NRS 88 must indicate a date.
The corporation's existence shall be: PERPETUAL or

5. Current List:

Reinstatements:
List of Officers, Managers, Managing Members, General Partners, Managing Partners, Trustee or Subscribers

Revivals:
List of Officers, Managers, Managing Members, General Partners, Managing Partners or Trustee

CORPORATION, INDICATE THE PRESIDENT, OR EQUIVALENT OF: Title: President

Tanen Andrews	USA
Name	Country
PO Box 471	Carson City NV 89702
Address	City State Zip/Postal Code

CORPORATION, INDICATE THE SECRETARY, OR EQUIVALENT OF: Title: Secretary

Tomica Hogg-Andrews	USA
Name	Country
PO Box 471	Carson City NV 89702
Address	City State Zip/Postal Code

CORPORATION, INDICATE THE TREASURER, OR EQUIVALENT OF: Title: Treasurer

Leslie Townsend	USA
Name	Country
PO BOx 471	Carson City NV 89702
Address	City State Zip/Postal Code

(Continued on next page)

This form must be accompanied by appropriate fees.



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

5. Current List Continued:	**CORPORATION, INDICATE THE DIRECTOR:**

Tasjane Ellis   USA

Name   Country

PO Box 471   Carson City   NV   89702

Address   City   State   Zip/Postal Code

FOR CORPORATION SOLE, INDICATE THE SUBSCRIBER/SUCCESSOR:

Name   Country

Address   City   State   Zip/Postal Code

6. Statement of Fact:
(Revivals only, select one. Entities under NRS 84 cannot revive)

☐ Revival pursuant to 78.730 or 81.010: (check one)

The undersigned declare that the corporation desires to revive its corporate charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapters 78 and/or 81

☐ The undersigned declare that they have obtained written consent of the stockholders of the corporation holding at least a majority of the voting power and that this consent was secured; furthermore, that they are the person(s) designated or appointed by the stockholders of the corporation to revive the corporation.

☐ The undersigned declare that they are the person(s) who have been designated by a majority of the directors in office to sign this certificate and that no stock has been issued. Membership approval not required under NRS 81.010(2).

☐ Revival pursuant to 80:

The undersigned declare that the corporation desires to revive its qualification to do business and is, or has been, organized and carrying on the business authorized by its existing or original qualification and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 80.

☐ The undersigned declare that they have obtained written consent of the stockholders of the corporation holding at least a majority of the voting power and that this consent was secured; furthermore, that they are the person(s) designated or appointed by the stockholders of the corporation to revive the qualification.

☐ The undersigned declare that they are the person(s) who have been designated by a majority of the directors in office to sign this certificate and that no stock has been issued.

☐ Revival pursuant to 82:

The undersigned declare that the corporation desires to revive its corporate charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapters 81 and 82.

This certificate must be executed by the President or Vice President **AND** Secretary or Assistant Secretary.

The undersigned declare that the execution and filing of this certificate has been approved unanimously by the last-appointed surviving directors of the corporation and the unanimous consent has been secured:



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov
www.nvsilverflume.gov

Certificate of Reinstatement/Revival

NRS 78, 78A, 80, 81, 82, 84, 86, 87, 87A, 88, 88A and 89

6. Statement of Fact Continued: (Revivals only, select one. Entities under NRS 84 cannot revive)	☐ Revival pursuant to 86.580: The undersigned declare that the limited-liability company desires to revive its charter and is, or has been, organized and carrying on the business authorized by its existing or original charter and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 86. The undersigned declares that he has been designated or appointed by the members to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of a majority of the members. ☐ Revival pursuant to 86: The undersigned declare that the foreign limited-liability company desires to revive its registration and is, or has been, organized and carrying on the business authorized by its existing or original registration and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of NRS 86.5467. The undersigned declares that he/she has obtained approval by written consent of the majority in interest and that this consent was secured. ☐ Revival pursuant to 87, 87A, 88 or 88A: The undersigned declare that the limited partnership, limited-liability partnership, limited-liability limited partnership or business trust desires to revive its certificate and is, or has been, organized and carrying on the business authorized by its existing or original certificate and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 87, 87A, 88 or 88A. The undersigned declares that he/she has been designated or appointed by the general partners, managing partners or trustees to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of the general partners or managing partners holding at least a majority of the voting powers. ☐ Revival pursuant to 89: The undersigned declare that the professional association desires to revive its articles of association and is, or has been, organized and carrying on the business authorized by its existing or original articles of association and amendments thereto, and desires to continue through revival its existence pursuant to and subject to the provisions of Chapter 89. The undersigned declares that he/she has been designated or appointed by the members to sign this certificate. Furthermore, the execution and filing of this certificate has been approved and secured by the written consent of the holders of a membership interest in the professional association holding at least a majority of voting power.
7. Signatures: (Required)	I declare under the penalty of perjury that the reinstatement/revival has been authorized by a court of competent jurisdiction or by the duly selected manager or managers of the entity or if the entity has no managers, its managing members. I declare, to the best of my knowledge under penalty of perjury, that the information contained herein is correct and acknowledge that pursuant to NRS 239.330, it is a category C felony to knowingly offer any false or forged instrument for filing in the Office of the Secretary of State. X _____ *Chairman Board of Directors* 5/22/2024 Signature of Officer, Manager, Managing Member, Title Date General Partner, Managing Partner, Trustee, or Authorized Signer X _____ Signature of Officer, Manager, Managing Member, Title Date General Partner, Managing Partner, Trustee, or Authorized Signer *FORM WILL BE RETURNED IF UNSIGNED.*



FRANCISCO V. AGUILAR
Secretary of State
401 North Carson Street
Carson City, Nevada 89701-4201
(775) 684-5708
Website: www.nvsos.gov

Registered Agent Acceptance/Statement of Change

(PURSUANT TO NRS 77.310, 77.340, 77.350, 77.380)

TYPE OR PRINT - USE DARK INK ONLY - DO NOT HIGHLIGHT

1. Entity Information:	Name of represented entity: NEW YOU, INC. Entity or Nevada Business Identification Number (NVID): E0891732005-3 (for entities currently on file)
2. Registered Agent Acceptance:	☐ Registered Agent Acceptance
3. Information Being Changed:	Statement of Change takes the following effect: (select only one) ☒ Appoints New Agent (complete section 5) ☐ Update Represented Entity Acting as Registered Agent (complete sections 5) ☐ Update Registered Agent Name (complete sections 4 & 5) ☐ Update Registered Agent Address (complete sections 4 & 5)
4. Registered Agent Information Before the Change: (Non-commercial registered agents ONLY)	Name of Registered Agent OR Title of Office or Position with Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
5. Newly Appointed Registered Agent or Registered Agent Information After the Change:	☒ Commercial Registered Agent:(name only below) ☐ Noncommercial Registered Agent (name and address below) ☐ Office or Position with Entity (title or position and address below) My Nevada LLC Name of Registered Agent OR Title of Office or Position within Entity Street Address / City / Nevada / Zip Code Mailing Address (if different from street address) / City / Nevada / Zip Code
6. Electronic Notification: (Optional)	Email address for electronic notifications for "Non-Commercial" or "Office or Positions with Entity" registered agents only: mynevadallc@gmail.com
7. Certificate of Acceptance of Appointment of Registered Agent: (Required)	*I hereby accept appointment as Registered Agent for the above named Entity.* X [signature] Authorized Signature of Registered Agent or On Behalf of Registered Agent Entity — Date: 5/16/24
8. Signature of Represented Entity: (Required)	X [signature] Authorized Signature On Behalf of the Entity — Date: 5-16-2024

FEE: $60.00
This form must be accompanied by appropriate fees.

   **Tony Ramos <tony@otc251.com>**

Passphrase Update - New You, Inc. - CIK: 0001372184 - Accepted

1 message

EDGAR Escalations <EDGAR_Escalations@sec.gov>   Tue, Jun 11, 2024 at 1:16 PM
To: Tony Ramos <tony@otc251.com>
Cc: EDGAR Escalations <EDGAR_Escalations@sec.gov>

Dear EDGAR Access Applicant,

Your Passphrase Update request for New You, Inc. - CIK: 0001372184 has been accepted.

Please ensure that you update the EDGAR Contact information in order to receive future EDGAR system notifications.

Instructions for updating EDGAR Contact and Company information: SEC.gov | Maintain and update company information

You will need to generate new EDGAR access codes. Instructions for generating new EDGAR access codes: new and replacement

For technical assistance, please contact Filer Technical Support at 202-551-8900 Option 3 or filertechunit@sec.gov .

Thank you,

EDGAR Escalations

Exhibit D

Vic Devlaeminck
ATTORNEY - CPA

10013 N.E. Hazel Dell Avenue
Suite 317
Vancouver, WA 98685

Licensed in
Oregon & Washington

Telephone:(503) 806-3533

Email: vic@vicdevlaemick.com

July 18, 2024

VIA EMAIL

To: Katherine Bagley, Analyst
United States Securities & Exchange Commission
Division of Corporate Finance
Office of Industrial Applications and Services

Re: S.E.C. File No. 024-12459
S.E.C. CIK # 0001372184
Form 1-A
R.E.I.C. Holdings, Inc.

Dear Ms. Bagley:

I am the Reg. A+ reviewing attorney on the above-captioned.

The memorandum that is being provided to you by Mr. Ramos has been prepared under my supervision.

In my opinion, the contents and analysis are correct in the memorandum, as stated in the letter and as shown by the exhibits attached thereto.

Sincerely,

Vic O.Devlaeminck

Vic Devlaeminck